

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

June 18, 2008

Mr. David A. Zinsner
Vice President and Chief Financial Officer
Intersil Corporation
1001 Murphy Ranch Road, Suite 1
Milpitas, CA 95035

   RE: **Intersil Corporation**
      Form 10-K for the fiscal year ended December 28, 2007
      Filed February 22, 2008
      File No. 0-29617

Dear Mr. Zinsner:

   In connection with our financial statement only review of Intersil Corporation's Form 10-K and subsequent Exchange Act filings, we have the following additional accounting comment.

Form 10-Q for the Fiscal Quarter Ended March 28, 2008

Notes to Consolidated Financial Statements, page 6

Note 5 Investments, page 10

1. We refer to your response to prior comment 1. In your future filings, as applicable, please disclose in your Liquidity section of Management's Discussion and Analysis the types of auction rate securities that you hold. For example, please disclose whether the securities that you hold were issued by municipalities, closed-end funds, student-loan trust, collateralized debt obligations or otherwise. Please also disclose how the interest, if any, you receive on those securities is determined if the auctions related to those securities continue to fail.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or myself if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3603 with any other questions. In this regard, do not hesitate to contact Angela J. Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant